

July 1, 2013

Via E-Mail
Xiangqian Li
Chief Executive Officer
China BAK Battery, Inc.
BAK Industrial Park
No. 1 BAK Street
Kuichong Town, Longgang District
Shenzhen 518119
People's Republic of China

> **Re: China BAK Battery, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed December 31, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2013**
> **Filed May 20, 2013**
> **File No. 001-32898**

Dear Mr. Li:

We have reviewed your response letter dated June 13, 2013 and filings, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 1. Business

Suppliers, page 7

1. We note your response to comment 1. In future filings, update the disclosure on page 7 about your key raw material and equipment suppliers. In this regard, we note that not all of the ten "major suppliers" mentioned in your response appear in the list of your main suppliers mentioned on page 8 of your Form 10-K.

Item 8. Financial Statements

Note 23. Commitments and Contingencies, page F-43

2.   We note your responses to prior comments 10 and 11, as well as your disclosure in Note 16 of your March 31, 2013 Form 10-Q. In future filings please also disclose, for each guarantee or each group of similar guarantees, consistent with FASB ASC 460-10-50-3 and 50-4, the nature of the guarantee, how the guarantee arose, the events or circumstances that would require the company to perform under the guarantee, and the current status as of the date of the statement of financial position of the payment/performance risk of the guarantee.

3.   In this regard, your response to prior comment 10 shows that your relationship with two of the suppliers was terminated in the month after you provided the guarantee. Also, with another supplier, your relationship was terminated in 2010 and you provided a guarantee in 2012 continuing through 2015. We further note that the largest guarantee was provided to this supplier. Your response states that you provided the guarantees to expand your supplier base and continue your supply of products. Please explain how you are able to do that by providing the guarantees to terminated suppliers.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Item 1. Financial Statements

Note 4. Inventories, page F-12

4.   On page F-12, you disclose that you wrote down inventories of $5.8 million in the three months ended March 31, 2013 and $25.8 million in the six months ended March 31, 2013. Accordingly, we would expect to see that you wrote down inventories of $20 million in the three months ended December 31, 2012. However, in Note 4 on page F-13 of your December 31, 2012 Form 10-Q, we note in the table of your inventory provision that you recorded no provision in the three months ended December 31, 2012. In fact, the table shows that you reversed a provision of $710,827. Please explain why the disclosures are not consistent.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 11

5.   We note your response to prior comment 1. If the "good relationship" noted in your response and disclosure here is due in significant part to the government support and "encouragement" you mention, please ensure your disclosure in future filings explains the nature, extent and significance of the support provided. Please also tell us, and revise

future filings to clarify, why you receive such support when it appears from your other responses and disclosures that not all companies in the "new-energy industry" receive it. We note specifically the reference to customer bankruptcies in your response to prior comment 3.

6.   Please expand your response to prior comment 1 to clarify how you determined you can "pay [your suppliers] within 90-360 days" from the invoice date, given your current sources of liquidity. It is unclear from your response how having "established long-term relationships with [y]our suppliers" relates to your ability to make required payments to your suppliers.

Exhibit 31.1 and Exhibit 32.1

7.   We note that your certifications are not dated. Please amend your entire Form 10-Q to include dated and signed certifications consistent with the requirements of Item 601(B)(31) and (32) of Regulation S-K and Rule 13a-14(a) and (b) or Rule 15d-14(a) and (b).

You may contact Jeanne Bennett, Staff Accountant, at (202) 551-3606, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 on other comments. In this regard, please do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant